FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other news Schedule of UBS Conference held in Mumbai on November 17, 2017

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

Enclosed, please find the schedule of UBS Conference held in Mumbai on November 17, 2017. At this conference, management of the Bank met the investors. The details of the same are also available on the Bank’s website www.icicibank.com.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

UBS Conference: November 17, 2017

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-one	Seafarer Capital
2.	Group	Nordea Asset Management
3.	Group	Seiga Asset Management
4.	Group	Sumotimo Mitsui Trust HK Ltd.
5.	Group	Thornburg
6.	One-on-one	Legal & General Group
7.	Group	Alliance Bernstein
8.	Group	Edinburgh Partners
9.	Group	Falcon Edge Capital
10.	Group	Matsya Capital
11.	Group	Nippon Life Global Investors
12.	Group	Seyon Asset Management
13.	Group	TCW
14.	Group	Tahan Capital Management
15.	Group	Barrow Hanley
16.	Group	Allianz Global Investors
17.	Group	Asset Management One Singapore
18.	Group	Baillie Gifford
19.	Group	Maple-Brown Abbott
20.	Group	SRS
21.	Group	Sephira Global Emerging Markets
22.	One-on-one	Putnam Investments

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	November 20, 2017	By:	/s/ Geetika Sarin
			Name :	Geetika Sarin
			Title :	Chief Manager